Exhibit 99.1

Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Segment Performance
3.	Consolidated Financial Position, Liquidity and Capital Resources
4.	Financial Instruments
5.	Funding Costs
6.	Related Party Transactions
7.	Shareholders’ Equity
8.	Events After the Reporting Period
9.	Accounting Policies and Estimates
10.	Disclosure Controls and Procedures
11.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investments in real estate joint arrangements.

This quarterly report to Shareholders, which includes the Management’s Discussion and Analysis (“MD&A”), current as at June 2, 2014 unless otherwise stated, and the unaudited condensed consolidated financial statements for the 13-week period ended May 3, 2014 (“Q1 2014 financial statements”) (together, the “Quarterly Report”), contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

The first quarter (“Q1”) unaudited results for the 52-week period ending January 31, 2015 (“Fiscal 2014” or “2014”) and the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”) reflect the 13-week periods ended May 3, 2014 (“Q1 2014”) and May 4, 2013 (“Q1 2013”), respectively. The 2012 fiscal year refers to the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”).

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements for Fiscal 2013. These items are contained in the Company’s 2013 Annual Report, which can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2013 Annual Report has also been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report do not form a part of this document. All references in this Quarterly Report to websites are inactive textual references only.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 13, 2014 and the Management Proxy Circular dated March 13, 2014, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2013 Annual Report, together with the AIF and Management Proxy Circular, have been filed electronically with securities regulators in Canada and the United States and can be accessed on the SEDAR website at www.sedar.com and on the SEC website at www.sec.gov.

The Q1 2014 financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A so that readers may do the same. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA” for additional information.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 3 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 4 “Financial Instruments”, Section 7 “Shareholders’ Equity”, Section 8 “Events After the Reporting Period”, Section 9 “Accounting Policies and Estimates” and Section 11 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), (“JPMorgan Chase”); possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangements; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods we use to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2013 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Quarterly Report is, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2014 First Quarter Highlights
For the 13-week periods ended May 3, 2014 and May 4, 2013
(unaudited)

	First Quarter
(in CAD millions, except per share amounts)	2014	% Chg 2014 vs 2013	2013
Total revenue	$771.7	(11.0)%	$867.1
Same store sales (%)[1]	(7.6)%		(2.6)%
Adjusted EBITDA[1]	(58.1)	(492.9)%	(9.8)
Net loss	(75.2)	(141.0)%	(31.2)
Basic net loss per share	(0.74)	(138.7)%	(0.31)
(in CAD millions)	As at May 3, 2014	% Chg 2014 vs 2013	As at May 4, 2013
Cash and cash equivalents	$270.2	146.3%	$109.7
Inventories	792.1	(11.1)%	891.1
Total assets	2,191.9	(9.3)%	2,417.5
Shareholders’ equity	995.0	(4.8)%	1,045.2

1
Same store sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1e “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	First Quarter
	2014	2013
High	$17.12	$9.94
Low	$12.31	$8.85
Close	$16.50	$9.46
Average daily trading volume	20,288	34,326

•
Revenue was $771.7 million in Q1 2014, a decrease of 11.0% compared to Q1 2013. The decrease was primarily attributable to sales declines in electronics, home décor, home furnishings, major appliances and women’s apparel, and included a decrease of $23.7 million attributable to the closure of full-line stores announced during Fiscal 2013 and $9.0 million related to certain joint arrangements sold during Fiscal 2013. These decreases were partially offset by an increase in sales of seasonal merchandise.

•	Same store sales for Q1 2014 decreased 7.6% compared to the same period last year.

•
Cost management resulted in selling, administrative and other expenses to decrease by $17.2 million in Q1 2014 compared to Q1 2013. Excluding transformation expenses and non-recurring items included in selling, administrative and other expenses in both periods, cost management resulted in operating expense reductions of $34.5 million in Q1 2014 compared to the same period last year.

•	The Company continued to make progress on its transformation, having executed the following initiatives in Q1 2014:

•	Continued to implement an inventory reduction program that has successfully decreased inventory by $99.0 million since Q1 2013, which includes $41.1 million related to the closure of full-line stores;

•	Announced that it has purchased the Oracle Retail Merchandise System (“RMS”) which is expected to significantly improve the Sears customer shopping experience;

•
Launched two private labels: PURE NRG AthleticsTM/MC and Logan HillTM/MC. PURE NRG AthleticsTM/MC is performance clothing for the active woman who expects high-quality fashionable workout wear without the high prices. Logan HillTM/MC is a casual brand of mens’ sportswear separates; and

•
Introduced the exclusive Style at HomeTM/MC collection, which was created for décor-savvy Canadians and comprises an assortment of fashionable bedding, bed basics, sheets, bath coordinates, shower curtains and window dressings.

•
The Company’s gross margin rate was 32.8% in Q1 2014 compared to 38.0% in Q1 2013. The decrease in Q1 2014 was primarily due to reduced margins in seasonal, toys, jewellery, accessories and footwear as a result of increased clearance activities. The decrease in Q1 2014 was also related to certain joint arrangements sold during the fourth quarter of Fiscal 2013.

•
Adjusted net (loss) earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q1 2014 was $(58.1) million compared to $(9.8) million in Q1 2013, a decrease of 492.9%. Excluding the loss of $6.8 million attributable to the closure of full-line stores announced during Fiscal 2013, and $4.8 million from the sale of shopping centre joint arrangements with The Westcliff Group of Companies during the fourth quarter of Fiscal 2013, Adjusted EBITDA in Q1 2014 decreased by 312.8% compared to the same period last year.

•
Basic net loss per common share was $0.74 for Q1 2014 compared to a basic net loss per common share of $0.31 for the same period last year. Excluding transformation expenses and non-recurring items included in net loss, net loss per common share was $0.55 for Q1 2014 compared to a net loss per common share of $0.29 for the same period last year.

•
The Company’s balance sheet continues to be strong with total cash and cash equivalents of $270.2 million and no cash drawings on the $800.0 million senior secured revolving credit facility as at May 3, 2014. Refer to Note 7 “Long-term obligations and finance costs” in the Q1 2014 financial statements for additional information.

1. Company Performance
a. Business Segments
Sears classifies its operations in two reportable business segments: merchandising and real estate joint arrangements.

Merchandising Operations
The Company’s merchandising segment includes the sale of goods and services through the Company’s Retail channels, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to product repair. Commission revenue includes travel, home improvement services, insurance and performance payments received from JPMorgan Chase under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”) (formerly known as Thomas Cook Canada Inc.), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company also entered in a multi-year licensing agreement with SHS Services Management Inc. (“SHS”), under which SHS oversaw the day-to-day operations of all Sears Home Installed Products and Services business (“HIPS”). On December 13, 2013, SHS announced it was in receivership, and all offers of services provided by SHS ceased. Refer to Note 13 “Financial instruments”in the Q1 2014 financial statements for additional information. Licensee fee revenues are comprised of payments received from licensees, including TravelBrands, that operate within the Company’s stores.

Real Estate Joint Arrangements
Sears has joint arrangement interests in three shopping centres across Canada and records these interests in the Company’s Q1 2014 financial statements. For recent developments with the Company’s joint arrangement interests, refer to Section 8 “Events After the Reporting Period”. Joint arrangement interests in the shopping centres range from 15% to 20%, and are co-owned with Ivanhoé Cambridge Properties (“Ivanhoé”). Sears is not involved in the day-to-day management of the shopping centres, but the major decisions regarding these joint arrangements require the unanimous consent of Ivanhoé and the Company.

The primary objective of the Company’s real estate joint arrangements is to maximize the returns on its investment in shopping centre real estate. Sears reviews the performance of these joint arrangements on a regular basis. Shopping centres are considered non-core assets.

b. Strategic Initiatives
Over the past few months, Sears Canada undertook a number of strategic initiatives to continue improving the financial and operational performance of the Company. These initiatives are designed to allow the Company to continue serving customers as a national retailer in stores and through its Direct channel.

The overarching goal of the Company is to maximize total value by using three value levers as follows:

1.
Merchandising Value: Establishing a focus on the Sears value proposition that provides customers with a balance of quality, price, and service. The Company’s buying and marketing strategies are designed to deliver the value proposition consistently across all products, stores and formats.

2.
Operating Efficiency Value: Managing expenses prudently and identifying inefficiencies within the business. The Company has undertaken right-sizing and outsourcing initiatives and will modify business models when appropriate to ensure the size of the Company is aligned to the current volume of business.

3.
Network Optimization Value: Maximizing return on assets such as real estate and non-core businesses. The Company will evaluate opportunities to monetize non-core assets when the market value of those assets exceeds the retailing value, while seeking ways to optimize and unlock the value of the network.

In the first quarter of Fiscal 2014, the Company undertook the following key initiatives to maximize total value and improve the performance of its operations:

Merchandising Value

•
Announced the purchase of the Oracle RMS. This purchase, along with the Company’s previous investment in IBM’s Sterling Order Management System, and process improvements currently underway are expected to improve our customers’ shopping experience. The investment in these systems is being made to provide an improved in-stock position of the Company’s most popular items. Sears will also be able to customize promotions, such as pop-up promotions at point-of-sale or tailored offers made on mobile devices, to customers while shopping in the store. Customers will have visibility of store inventory online to enable fulfillment of online orders from stores and vice-versa. These enhancements will provide Sears the long-term capability to meet and exceed the high level of service which today’s retail customer is asking for;

•
Launched PURE NRG AthleticsTM/MC, a private brand of performance clothing for the active woman who expects high-quality fashionable workout wear without the high prices. The new private label line includes an assortment of stylish tank tops, t-shirts, shorts, pants, hoodies and zip-ups with functional features. The Company believes that PURE NRG AthleticsTM/MC fills a gap in the marketplace for high quality workout apparel at competitive prices;

•
Introduced the exclusive Style at HomeTM/MC collection, which was created for décor-savvy Canadians and comprises an assortment of fashionable bedding, bed basics, sheets, bath coordinates, shower curtains and window dressings. The Style at HomeTM/MC collection is the largest Sears home décor brand launch in the past decade, with more than 400 new products. The line, a creative collaboration between the Company and its supplier, was created exclusively for Sears and offers customers a fresh perspective on the latest trends and enduring classics; and

•
Launched a new private label menswear brand called Logan HillTM/MC, a casual brand of sportswear separates that pulls together a collection of styles, colours and fabrics. Logan HillTM/MC features a relaxed look and contains this season’s most important mix and match basics including cargos, chinos, shorts, sweaters, wovens and knits.

Operating Efficiency Value

•
Provided customers an update on the receivership proceedings of SHS. The Company reiterated its commitment to resolve every SHS transaction so that customers receive the work for which they contracted or are refunded for services not rendered. The Company is working diligently with the receiver to see that services are completed or refunds provided to the remaining customers and has resolved many of the cases. In response to instances in which creditors who were not paid by SHS have resorted to putting liens on the properties of customers, the Company has worked with customers who are selling their homes and are impeded from doing so, or are otherwise affected by the presence of the lien; and

•
Continued to implement an inventory reduction program that has successfully decreased inventory by $99.0 million since Q1 2013, which includes $41.1 million related to the closure of full-line stores. The Company took advantage of an extended winter season to clear out the store stockrooms and move potentially distressed inventory while it was still in season. Sears is implementing new operating procedures whereby merchandise is received at a store and moved directly to the selling floor, focusing inventory dollars to ensure adequate supply of high-demand products. With the aforementioned investment in the Oracle RMS, Sears will have the appropriate tools and technologies available to manage the Company’s inventory in a more automated and integrated fashion.

Network Optimization Value

•
Returned three leased full-line stores to The Cadillac Fairview Corporation Limited ( “Cadillac Fairview”) as part of a previously announced transaction. Sears stores at Toronto Eaton Centre, Sherway Gardens and London-Masonville Place were closed and vacated on February 28, 2014. There were two additional leased stores included in this transaction, which Sears will vacate by February 28, 2015. Prior to that date, Sears will return its store at Markville Shopping Centre to Cadillac Fairview and its store at the Richmond Centre location in British Columbia to Ivanhoé and Cadillac Fairview. The agreement for the return of the five stores, originally announced on October 29, 2013, was for a total consideration received of $400.0 million; and

•
Returned two leased full-line stores located at Yorkdale Shopping Centre and Square One Shopping Centre to Oxford Properties Group Inc. and the Alberta Investment Management Corporation on March 9, 2014, as part of a previously announced transaction. The agreement for the return of the two leased stores plus an option for the return of the leased full-line store at Scarborough Town Centre, originally announced on June 14, 2013, was for a total consideration received of $192.0 million.

c. Corporate Social Responsibility
The following is a summary of the results of the Company and its associates’ corporate social responsibility efforts during Q1 2014:

•
The Sears Drama Festival (the “Festival”) marked the 68th year of the Ontario festival, and the fourth year of both the British Columbia and Atlantic festival, involving over 12,300 students across 300 high schools. For the first time, the Atlantic Festival operated on a juried format and included representation from all four Atlantic provinces. The Festival promotes a creative process that allows students to gather information, negotiate ideas, implement and execute a plan and create a product, while at the same time developing confidence, important life skills and a strong sense of self;

•
Sponsored the 19th annual Sears Canadian High School Design Competition, for 800 participants which aims to promote the study and awareness of various design disciplines in schools across Canada. The winning entries will be exhibited at Toronto’s Design Exchange in June, and ‘on the road’ in satellite physical and virtual exhibitions at select Sears stores across Canada;

•
The Sears Great Canadian Chill took place in Toronto at Yonge-Dundas Square during Family Day Weekend in February 2014, and featured family-friendly activities. ‘Chillers’ jumped into a pool of icy water in their efforts to raise funds for the Sears Canada Charitable Foundation’s drive to support research and programming for the Canadian children’s oncology unit and the Sears Cancer Clinic at The Hospital For Sick Children. Previously, a ‘Chill’ into the icy waters of the Ottawa River at Britannia Beach in Ottawa on New Year’s Day, similarly supported the oncology unit of the Children’s Hospital of Eastern Ontario. Over $118,000 was raised through both events;

•
Supported Opération Enfant Soleil and its efforts to promote the development of quality pediatric care for all children in Québec, through two special ‘Round Up Your Bill’ fund-raising campaigns in Québec stores, in February and April. Opération Enfant Soleil is a major charity partner of Sears, celebrating its 27th year in Québec;

•
Donated over 4,700 NateTM/MC and CooperTM/MC Sears charity plush bears to the Boys and Girls Clubs of Canada (“BGCC”), to distribute to children at local Clubs. This coordinated effort between teams at Sears Regina National Logistics Centre, Sears Headquarters, Manitoulin Transport and the BGCC found new homes for the bears, making thousands of children happy; and

•
Began actively recruiting volunteers and participants for both the Sears Great Canadian Run and Sears National Kids Cancer Ride, to be held at various times between August and October in Calgary, Toronto and Ottawa, to benefit Sears continuing fight against childhood cancer.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

1.	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.	Reduce the environmental impact of Sears Canada’s operations; and

3.	Nurture a culture of sustainability among the Company’s associates, customers and the communities in which the Company operates.

Sears Canada continued to focus on these three priorities by implementing the following initiatives during Q1 2014:

•
Entered into a contract with GreenSpace Waste Solutions to manage the Company’s recycling needs and to minimize the potential negative impact waste has on the environment, resources and bottom line. Established waste diversion baselines for retail stores and National Logistics Centres throughout the country, and set an ambitious diversion garbage rate of 90% from landfill by 2016, in an effort to eliminate waste and instill a culture of ‘Reduce, Re-use, Recycle’ amongst Sears employees. The Company is working towards turning every possible product of its waste stream into a reusable resource. In 2013, the Company recycled 4,398 tonnes, or 60% of total waste produced. In 2016, the Company expects to recycle 9,963 tonnes, or 90% of total expected waste produced;

•
Established a partnership with the Take Back the Light program of the Recycling Council of Ontario, the first and only fluorescent lamp recycling program in Canada, and pledged to properly manage all of its spent lighting products, including lamps containing mercury from Ontario and other provinces, ensuring the safe recovery and recycling of these lamps;

•
Renewed engagement with provincial utilities companies to promote the sale of the most energy efficient large major appliances such as clothes washers and fridges, implementing price rebates to entice consumers to consider those appliances, and educating them on energy savings practices at home. Trained sales associates on sustainability issues, such as energy and water conservation, so that they can pass that knowledge onto Sears consumers; and

•
Grew the Retail Support Centre Live Green Captain Network from sixty-six volunteer ambassadors to seventy-five. This internal community network is vital in our efforts to promote sustainability initiatives by providing associates with leadership and communication skills, opportunities to meet colleagues outside of their business team, and a sense of pride in the Company.

d. Quarterly Performance
There is seasonal variability in the Company’s financial performance and in the products and services we offer. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behaviour. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be in accordance with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and comparable store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under IFRS.

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter
(in CAD millions, except per share amounts)	2014	2013	2013	2012	2013	2012	2013	2012
Total revenue	$771.7	$867.1	$1,182.3	$1,307.2	$982.3	$1,049.4	$960.1	$1,061.9
Net (loss) earnings	$(75.2)	$(31.2)	$373.7	$39.9	$(48.8)	$(21.9)	$152.8	$(9.8)
Basic net (loss) earnings per share	$(0.74)	$(0.31)	$3.67	$0.39	$(0.48)	$(0.22)	$1.50	$(0.10)
Diluted net (loss) earnings per share	$(0.74)	$(0.31)	$3.67	$0.39	$(0.48)	$(0.22)	$1.50	$(0.10)

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA
The Company’s consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.

Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. The same store sales metric excludes the Direct channel. Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown Dealer, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13-week periods ended May 3, 2014 and May 4, 2013. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.

A reconciliation of the Company’s total merchandising revenue to same store sales is outlined in the following table:

	First Quarter
(in CAD millions)	2014	2013
Total merchandising revenue	$770.0	$856.4
Non-comparable store sales	203.6	217.0
Same store sales	566.4	639.4
Percentage change in same store sales	(7.6)%	(2.6)%
Percentage change in same store sales by category
Apparel & Accessories	—%	4.7%
Home & Hardlines	(12.3)%	(6.9)%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net loss to Adjusted EBITDA is outlined in the following table:

	First Quarter
(in CAD millions, except per share amounts)	2014	2013
Net loss	$(75.2)	$(31.2)
Transformation expense[1]	7.6	1.5
Lease exit costs[2]	3.8	—
SHS warranty and other costs[3]	6.6	—
Costs for future settlement of retirement benefits[4]	0.8	—
Depreciation and amortization expense	23.6	30.2
Finance costs	2.5	2.3
Interest income	(0.7)	(0.4)
Income tax recovery	(27.1)	(12.2)
Adjusted EBITDA[5]	(58.1)	(9.8)
Basic net loss per share	$(0.74)	$(0.31)

1	Transformation expense during 2014 and 2013 relates primarily to severance costs incurred during the quarter.
2	Lease exit costs relate primarily to costs incurred to exit certain properties during Q1 2014.
3
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed prior to SHS announcing it was in receivership as described in Note 13 of the Company’s unaudited condensed consolidated financial statements for the 13-week period ended May 3, 2014.

4
Costs for future settlement of retirement benefits represent the expenses incurred during the quarter, related to the Company’s voluntary offer to settle non-pension retirement benefits, as described in Note 10 of the Company’s unaudited condensed consolidated financial statements for the 13-week period ended May 3, 2014.

5
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

f. Consolidated Financial Results

	First Quarter
(in CAD millions)	2014	% Chg 2014 vs 2013	2013
Revenue	$771.7	(11.0)%	$867.1
Cost of goods and services sold	518.5	(3.6)%	537.7
Selling, administrative and other expenses	353.7	(4.6)%	370.9
Operating loss	(100.5)	(142.2)%	(41.5)
Finance costs	2.5	8.7%	2.3
Interest income	0.7	75.0%	0.4
Loss before income taxes	(102.3)	(135.7)%	(43.4)
Income tax recovery (expense)	27.1	122.1%	12.2
Net loss	$(75.2)	(141.0)%	(31.2)

Total revenue decreased by 11.0% to $771.7 million in Q1 2014 compared to $867.1 million in Q1 2013, with a same store sales decrease of 7.6% for Q1 2014, compared to Q1 2013. The revenue for Q1 2014 relating to Home & Hardlines decreased by $57.3 million compared to Q1 2013, primarily due to sales volume declines in Craftsman, Air & Water Products, electronics, floorcare, sewing, home décor, home furnishings and major appliances, partially offset by an increase in sales of seasonal merchandise. The Q1 2014 revenue relating to Apparel & Accessories decreased by $16.2 million compared to Q1 2013, primarily due to sales volume decreases in men’s wear, women’s apparel, cosmetics, jewellery and women’s intimates. Included in the total revenue decrease for Q1 2014 was the impact of the closure of full-line stores previously announced during Fiscal 2013, which negatively impacted revenue for Q1 2014 by $23.7 million. Also included in the total revenue decrease for Q1 2014 was a decrease in Services and other revenue of $9.4 million compared to Q1 2013, primarily related to certain joint arrangements sold in the fourth quarter of Fiscal 2013, as described in Note 11 “Joint arrangements” of the Consolidated Financial Statements for Fiscal 2013.

In Q1 2014, total revenue recognized from points redemption under the loyalty program was $12.3 million (Q1 2013: $8.0 million) and total revenue deferred related to points issuances in Q1 2014 was $11.9 million (Q1 2013: $7.4 million). Total revenue recognized in Q1 2014 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) increased to $2.2 million (Q1 2013: $1.2 million) due to an overall increase in points issuance, that started during the second half of Fiscal 2013. The increase in total revenue deferred related to increased points issuance was primarily due to the introduction of a points-based bonus that replaced a discount-based bonus for new customers during Fiscal 2013.

Cost of goods and services sold was 3.6% lower in Q1 2014 compared to Q1 2013. The decrease was primarily attributable to lower sales volumes, which included the impact of the closure of full-line stores announced during Fiscal 2013.

The Company’s gross margin rate was 32.8% in Q1 2014 compared to 38.0% in Q1 2013. The decrease was primarily due to reduced margins in seasonal merchandise, toys, jewellery, accessories and footwear resulting from increased clearance activity.

Selling, administrative and other expenses, including depreciation and amortization expenses decreased by $17.2 million or 4.6% to $353.7 million in Q1 2014 compared to Q1 2013. Excluding transformation expenses of $7.6 million in Q1 2014 (Q1 2013: $1.5 million) and non-recurring items such as lease exit costs of $3.8 million (Q1 2013: nil), SHS warranty and other costs of $6.6 million (Q1 2013: nil), as described in Note 13 “Financial instruments” of the Q1 2014 financial statements, and costs for future settlement of retirement benefits of $0.8 million (Q1 2013: nil), selling, administrative and other expenses declined $34.5 million or 9.3% in Q1 2014 compared to Q1 2013. The decrease in expenses, excluding non-recurring items, is attributable to lower spending on advertising and payroll. Advertising expense decreased primarily due to reductions in flyers. Payroll expense decreased primarily due to the reduction in associates, as a result of previously announced transformation actions.

Depreciation and amortization expense in Q1 2014 decreased by $6.6 million compared to Q1 2013, primarily due to the disposal of assets relating to the lease terminations and lease amendments of five full-line stores in Q1 2014, the disposal of assets related to certain joint arrangements sold during the fourth quarter of Fiscal 2013, the impairment of certain assets during the fourth quarter of Fiscal 2013, and the impairment of the assets of one of the Regina logistics centres during the third quarter of Fiscal 2013. The Company regularly monitors the business for indicators of impairment, and assesses the potential impact to the carrying value of our assets on a quarterly basis.

Finance costs in Q1 2014 were comparable to finance costs in Q1 2013.

Interest income in Q1 2014 was comparable to interest income in Q1 2013.

Income tax recovery increased to $27.1 million in Q1 2014 compared to $12.2 million in Q1 2013 due to higher losses in Q1 2014.

Adjusted EBITDA for Q1 2014 was $(58.1) million compared to $(9.8) million in Q1 2013, a decrease of $48.3 million. Adjusted EBITDA for Q1 2014 was negatively impacted by $6.8 million related to the closure of the full-line stores and $4.8 million related to certain joint arrangements sold, both previously announced during Fiscal 2013.

2. Segment Performance
As at the dates noted below, the Company’s locations were distributed across the country as follows:

						As at May 3, 2014	As at February 1, 2014	As at May 4, 2013
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-line department stores	12	27	40	20	14	113	118	118
Sears Home stores	2	12	19	10	5	48	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	3	1	—	4	4	4
Corporate stores	15	40	68	32	21	176	181	181
Hometown Dealer stores	47	25	49	63	45	229	234	248
Sears Home Services Showrooms	—	2	3	1	2	8	8	9
Corbeil Franchise stores	—	14	2	—	—	16	16	16
Corbeil Corporate stores	—	12	6	—	—	18	18	16
Corbeil	—	26	8	—	—	34	34	32
National Logistics Centres[1]	—	1	2	2	1	6	6	6
Travel offices	7	22	37	16	14	96	97	101
Catalogue merchandise pick-up locations	205	331	397	355	139	1,427	1,446	1,490

1
Sears operates six logistics centres strategically located across the country. The logistics centres are comprised of seven owned and three leased warehouse facilities which serve all channels of the business.

Results of Merchandising Operations

	First Quarter
(in CAD millions)	2014	% Chg 2014 vs 2013	2013
Total Revenue	$770.0	(10.1)%	$856.4
Cost of goods and services sold, operating, administrative and selling expenses[1]	829.0	(4.9)%	871.9
Adjusted EBITDA	$(59.0)	(280.6)%	$(15.5)

1	Excludes depreciation and amortization, transformation expenses and non-recurring items.

Comparative Analysis - Revenue for the Company’s merchandise operations decreased by 10.1% in Q1 2014 compared to Q1 2013. Adjusted EBITDA decreased by 280.6% in Q1 2014 compared to Q1 2013. Refer to Section 1f “Consolidated Financial Results” for additional information.

Results from Real Estate Joint Arrangements

	First Quarter
(in CAD millions)	2014	% Chg 2014 vs 2013	2013
Total Revenue	$1.7	(84.1)%	$10.7
Cost of goods and services sold, operating, administrative and selling expenses[1]	0.8	(84.0)%	5.0
Adjusted EBITDA	$0.9	(84.2)%	$5.7

1	Excludes depreciation and amortization, transformation expenses and non-recurring items.

Comparative Analysis - Revenue and Adjusted EBITDA for the Company’s real estate joint arrangements for Q1 2014 decreased by 84.1% and 84.2% respectively, compared to Q1 2013, primarily related to certain joint arrangements sold during the fourth quarter of Fiscal 2013.

3. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at May 3, 2014 were $1,212.7 million, which was $204.1 million lower than as at February 1, 2014. The decrease was primarily due to a $243.6 million decrease in cash and cash equivalents, partially offset by a $17.5 million increase in inventories due to normal seasonal purchasing and lower sales in the period, $20.6 million increase in income taxes recoverable and a $13.5 million increase to assets classified as held for sale, compared to February 1, 2014.

Current liabilities as at May 3, 2014 were $731.1 million, which was $118.7 million lower than as at February 1, 2014, primarily due to a reduction in accounts payable and accrued liabilities of $17.2 million due to expense reductions and the timing of inventory receipts during Q1 2014 and a decrease in income taxes payable of $51.9 million and other taxes payable of $31.4 million, compared to February 1, 2014.

Inventories were $792.1 million as at May 3, 2014 compared to $774.6 million as at February 1, 2014. The $17.5 million increase in the inventory balance was primarily due to normal seasonal purchasing, and lower sales in the period.

Total cash and cash equivalents was $270.2 million as at May 3, 2014 compared to $513.8 million as at February 1, 2014. The decrease of $243.6 million was primarily due to $228.4 million cash used for operating activities, including tax payments related to gains from Fiscal 2013 and the purchase of $10.5 million in property, plant and equipment and intangible assets during Q1 2014.

Total assets and liabilities as at the end of Q1 2014, Fiscal 2013, and Q1 2013 were as follows:

(in CAD millions, at period end)	As at May 3, 2014	As at February 1, 2014	As at May 4, 2013
Total assets	$2,191.9	$2,392.3	$2,417.5
Total liabilities	1,196.9	1,318.5	1,372.3

Total assets as at May 3, 2014 decreased by $200.4 million to $2,191.9 million compared to $2,392.3 million at the end of Fiscal 2013, primarily due to lower cash and cash equivalents and depreciation and amortization of property, plant and equipment and intangible assets, partially offset by increases in income taxes recoverable and deferred tax assets.

Total liabilities as at May 3, 2014 decreased by $121.6 million to $1,196.9 million compared to $1,318.5 million at the end of Fiscal 2013, primarily due to lower accounts payable and accrued liabilities as a result of expense reductions and the timing of inventory receipts, and lower income taxes payable and other taxes payable due to payments made in Q1 2014.

Cash flow used for operating activities
Cash flow used for operating activities increased by $108.8 million for Q1 2014 to $228.4 million compared to cash flow used for operating activities of $119.6 million during Q1 2013. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash used for operating activities was primarily attributable to higher net loss, higher purchases of merchandise inventories, tax payments related to the gains from lease terminations and lease amendments, and certain joint arrangements sold, as described in Note 28 “Gain on lease terminations and lease amendments” and Note 11 “Joint arrangements”, respectively, of the Consolidated Financial Statements for Fiscal 2013.

Cash flow used for investing activities
Cash flow used for investing activities was $9.9 million for Q1 2014 compared to cash flow used for investing activities of $6.4 million for Q1 2013. The $3.5 million increase in cash used for investing activities was primarily due to higher capital expenditures.

Cash flow used for financing activities
Cash flow used for financing activities increased by $2.0 million to $4.9 million for Q1 2014 compared to $2.9 million for Q1 2013. The increase in cash used for financing activities is primarily due to the repayment of long-term obligations associated with our joint arrangements.

Contractual Obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$421.5	$421.5	$421.5	$—	$—	$—
Finance lease obligations including payments due within one year [1]	31.6	41.1	6.8	11.1	10.0	13.2
Operating lease obligations [2]	n/a	465.9	99.2	150.7	104.6	111.4
Royalties [2]	n/a	3.2	0.5	1.5	1.2	—
Purchase agreements [2,4]	n/a	15.7	8.2	7.5	—	—
Retirement benefit plans obligations [3]	291.9	101.0	22.8	58.7	19.5	—
	$745.0	$1,048.4	$559.0	$229.5	$135.3	$124.6

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Credit Facility as at May 3, 2014.

2	Purchase agreements, operating lease obligations, and royalties are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Payments beyond 2013 are subject to a funding valuation as at December 31, 2013 to be completed by September 30, 2014. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010.

4	Certain vendors require minimum purchase commitment levels over the term of the contract.

Retirement Benefit Plans
At the end of Q1 2014, the Company’s retirement benefit plan obligations increased by $5.9 million to $291.9 million compared to the end of Fiscal 2013.

In the fourth quarter of Fiscal 2013, the Company amended the early retirement provision of its pension plan to eliminate a benefit for associates who voluntarily resign prior to age of retirement, effective January 1, 2015. In addition, the Company amended its pension plan for improvements that increase portability of associates’ benefits, effective March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, effective January 1, 2014. The Company also froze the benefits offered under the non-pension retirement plan to benefit levels as at January 1, 2015. In the fourth quarter of Fiscal 2013, the Company recorded a pre-tax gain on amendments to retirement benefits of $42.5 million ($42.8 million net of $0.3 million of expenses). Refer to Note 20 “Retirement benefit plans” of the Consolidated Financial Statements for Fiscal 2013 for more details.

During Q1 2014, the Company offered lump sum settlements to those terminated associates who previously elected to defer the payment of the defined benefit pension until retirement. The Company expects to settle accepted offers by the end of October 2014. In addition, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan. The Company expects to settle any acceptances from the offer by the end of June 2014, and expects to pay approximately $13.0 million. The Company has incurred $0.8 million in costs during Q1 2014 related to this future settlement. Upon settlement in the second quarter of Fiscal 2014, the Company will remeasure the liability on the non-pension retirement plan and record a settlement gain.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2010. The next actuarial valuation assessment as at December 31, 2013, will be filed with regulators by its due date of September 30, 2014. An actuarial valuation of the health and welfare trust is performed at least every three years, with the last valuation completed as of September 1, 2011.

During the 52-week period ended January 28, 2012, the Company changed the target asset allocation to 55-75% fixed income and 25-45% equity for the registered and non-registered pension plans. For the assets in the health and welfare trust, included in Other Benefit Plans, the Company changed the asset allocation to 100% fixed income. As at the end of Fiscal 2013 and 2012, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

The plan’s target allocation is determined by taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and existing cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consists of a secured credit facility and finance lease obligations and the Company’s share of its real estate joint arrangement obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $475.2 million as at May 3, 2014 (February 1, 2014: $374.0 million, May 4, 2013: $606.5 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $197.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. As at May 3, 2014, three properties in Ontario have been registered under the amendment to the Credit Facility agreement. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount, if any, of real estate assets pledged as additional collateral.

The proceeds of $590.5 million received by the Company during Fiscal 2013 for the lease terminations and lease amendments were used towards the distribution of an extraordinary cash dividend of $509.4 million during Q4 2013. The remaining proceeds in addition to the $315.4 million of proceeds received by the Company in Q4 2013 for the sale of their interest in certain joint arrangements, will be used for general corporate purposes, upgrades to the IT infrastructure and other capital expenditures. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand, including stock purchases and dividends.

As at May 3, 2014, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $3.8 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (February 1, 2014: no borrowings and unamortized transaction costs of $4.4 million included in “Other long-term assets”, May 4, 2013: no borrowings and unamortized transaction costs of $5.7 million included in “Other long-term assets”). In addition, the Company had $24.0 million (February 1, 2014: $24.0 million, May 4, 2013: $24.2 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments primarily relating to utility commitments and defined benefit plan deficit funding (see Note 10 “Retirement benefit plans” of the Q1 2014 financial statements for additional information on retirement benefit plans). Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.

As at May 3, 2014, the Company had outstanding merchandise letters of credit of U.S. $8.5 million (February 1, 2014: U.S. $9.0 million, May 4, 2013: U.S. $9.5 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.

4. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 13 “Financial instruments” in the Q1 2014 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $344.7 million as at May 3, 2014 (February 1, 2014: $605.8 million, May 4, 2013: $190.4 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at May 3, 2014, one party represented 13.0% of the Company’s accounts receivable (February 1, 2014: one party represented 11.3% of the Company’s accounts receivable, May 4, 2013: two parties represented 38.1% of the Company’s accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

From time to time, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at May 3, 2014, there were forward contracts outstanding with a notional value of US $64 million (February 1, 2014: US $90 million, May 4, 2013: nil) and a fair value of $2.0 million included in “Derivative financial assets” (February 1, 2014: $7.2 million, May 4, 2013: nil) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to July 2014. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”). As at May 3, 2014, the designated portion of these hedges was considered effective.

During the 13-week period ended May 3, 2014, the Company recorded a loss of $0.1 million (2013: loss of $0.8 million) in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The Q1 2014 period end exchange rate was 0.9107 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $0.6 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.

Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at May 3, 2014, the Company had no interest rate swap contracts in place (February 1, 2014: nil, May 4, 2013: nil).

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Cash and cash equivalents and borrowings under the secured revolving credit facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at May 3, 2014 was a net asset of $271.5 million (February 1, 2014: net asset of $515.1 million, May 4, 2013: net asset of $111.0 million). An increase or decrease in interest rates of 25 basis points would cause an immaterial after-tax impact on net loss for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets as at May 3, 2014.

5. Funding Costs
The funding costs for the Company in Q1 2014 and Q1 2013 are outlined in the table below:

	First Quarter
(in CAD millions)	2014	2013
Interest costs
Total long-term obligations at end of period[1]	$31.6	$57.0
Average long-term obligations for period[2]	33.8	58.2
Long-term funding costs[3]	0.6	1.0
Average rate of long-term funding	7.1%	6.9%

1	Includes current portion of long-term obligations.
2	The average long-term debt obligations is calculated as an average of the opening and ending balance for the period.
3	Excludes standby fee on the unused portion of the Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.

See Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

6. Related Party Transactions
As at June 2, 2014, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company. Sears Holdings is the beneficial holder of 51,962,391 common shares, representing approximately 51.0% of the Company’s total outstanding common shares.

In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Section 6 “Related Party Transactions” of the 2013 Annual Report and Note 31 “Related party transactions” in the 2013 Annual Consolidated Financial Statements for further information about these transactions.

7. Shareholders’ Equity
As at June 2, 2014, the total number of common shares issued and outstanding of the Company were 101,877,662 (February 1, 2014: 101,877,662, May 4, 2013: 101,877,662).

8. Events After the Reporting Period
On May 16, 2014, the Company announced that it had reached a definitive agreement with Ivanhoé to sell its 15% joint arrangement interest in Les Rivières that it owns with Ivanhoé, for cash consideration of approximately $33.5 million. The joint arrangement interest had a net carrying value of approximately $13.5 million as at May 3, 2014. The agreement is subject to customary closing conditions including representations and warranties given on signing of the agreement continuing to be true on closing. The transaction closed on June 2, 2014, and the ultimate amount of gain to be recognized will be determined during the second quarter of Fiscal 2014. Following the sale, the Company will continue to operate its store in the shopping centre.

On May 28, 2014, the Company announced that it had extended the term of its senior secured revolving credit facility (the “Amended Credit Facility”), held by a syndicate of lenders, to May 28, 2019, and had reduced the total credit limit from $800 million to $300 million. The borrowing base formula used to determine availability under the Amended Credit Facility remained unchanged. All other significant terms and covenants of the Amended Credit Facility remain customary for facilities of this nature. The Amended Credit Facility better reflects the Company's current borrowing base, and is expected to reduce our ongoing financing costs through lower fees.

9. Accounting Policies and Estimates
a. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the International Accounting Standards Board (“IASB”) that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

On December 16, 2011, the IASB issued amendments to a previously released standard as follows:
IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. In November 2013, the IASB withdrew the mandatory effective date of IFRS 9. The Company will evaluate the overall impact on the Company’s consolidated financial statements when the final standard, including all phases, is issued.

b. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 2 “Significant accounting policies” and Note 4 “Critical accounting judgments and key sources of estimation uncertainty” of the 2013 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

10. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and Annual Information Form is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.
Management of the Company, including the CEO and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended May 3, 2014.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Management of the Company, including the CEO and CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at May 3, 2014. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Q1 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

11. Risks and Uncertainties
Please also see Section 11 “Risks and Uncertainties” of the Company’s 2013 Annual Report for a detailed description of the risks and uncertainties faced by the Company.